EX 99.28(h)(10)(ii)

Amendment to
Management Fee Waiver Agreement
Between JNL Series Trust and
Jackson National Asset Management, LLC

This Amendment, is made by and between JNL Series Trust (the “Trust”) on behalf of the funds listed on Schedule A (each a “Fund” and collectively, the “Funds”) and Jackson National Asset Management, LLC (the “Adviser”).

Whereas, the Trust and the Adviser entered into a Management Fee Waiver Agreement dated April 30, 2012 (“Agreement”), whereby the Adviser agreed to waive, for each Fund listed on Schedule A, a portion of its advisory fee in the amounts listed on Schedule A, as it may be amended and approved by the Board of Trustees from time to time, but no more frequently than annually.

Whereas, the parties amended Schedule A of the Agreement to add the following new funds, effective June 3, 2013:

1.	JNL/Franklin Templeton Global Multisector Bond Fund;

2.	JNL/Goldman Sachs Emerging Markets Debt Fund;

3.	JNL/Goldman Sachs Mid Cap Value Fund;

4.	JNL/Invesco Small Cap Growth Fund; and

5.	JNL/Mellon Capital S&P 500 Index Fund.

Now Therefore, in consideration of the mutual covenants contained herein and for other good and valuable consideration, the Trust and the Adviser agree as follows:

1.	Schedule A to the Agreement is hereby deleted and replaced in its entirety with Schedule A dated June 3, 2013, attached hereto.

2.	This Amendment may be executed in two or more counterparts, which together shall constitute one document.

In Witness Whereof, the parties have caused this Amendment to be executed as of this 14th day of June, 2013.

JNL Series Trust		Jackson National Asset Management, LLC

By:	/s/ Kristen K. Leeman	By:	/s/ Mark D. Nerud
Name:	Kristen K. Leeman	Name:	Mark D. Nerud
Title:	Assistant Secretary	Title:	President and CEO

Schedule A
Dated June 3, 2013

Fund	Fee Waiver 1
JNL/DFA U.S. Core Equity Fund	Over .50% on all assets
JNL/Franklin Templeton Global Multisector Bond Fund	0.025% on assets in the range of $0 - $1 billion
JNL/Goldman Sachs Emerging Markets Debt Fund	0.025% on Assets in the range of $400 million - $1 billion
JNL/Goldman Sachs Mid Cap Value Fund	0.025% on assets greater than $500 million
JNL/Invesco Small Cap Growth Fund	0.05% on assets in the range of $0 - $250 million
JNL/Mellon Capital Global Alpha Fund	0.10% on assets over $750 million (from 0.90% to 0.80%)
JNL/Mellon Capital S&P 500 Index Fund	0.01% on all assets
JNL/ T. Rowe Price Value Fund	.05% on assets from $150-500 million (from 0.65% to 0.60%) as long as the assets for this fund are above $1 billion

1 These waivers shall have an initial term expiring one year from the date of this Agreement for each Fund (the “Initial Term”).  The Adviser may extend this Agreement for each Fund before the expiration of the Initial Term, which extension shall automatically be effective for a term ending April 30th of the following year, and thereafter this Agreement shall automatically renew upon the end of the then current term for a new one-year term with respect to each Fund unless the Adviser provides written notice of the termination of this Agreement to the Board of Trustees within 30 days prior to the end of the then current term for that Fund.

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